March 22, 2007

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, North East
Mail Stop 3561
Washington, D.C. 20549

Re:	GSC Acquisition Company Registration Statement on Form S-1 Amendment 1 Filed January 16, 2007 File No. 333-138832

Dear Mr. Reynolds:

We are filing herewith Pre-Effective Amendment No. 2 ( “Amendment No. 2”) to the Registration Statement on Form S-1 for GSC Acquisition Company (the “Company”). We are writing this letter to respond to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 23, 2007 (“the Comment Letter”) with respect to Amendment No. 1 (“Amendment No. 1”) to the Registration Statement (the “Registration Statement”) filed by the Company on January 16, 2007. For your convenience, we have reproduced the Staff’s comment preceding each response.  Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Please find enclosed three copies of Amendment No. 2 marked to show changes from Amendment No. 1. The changes reflected in Amendment No. 2 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete. All page references in this letter are to the marked version of Amendment No. 2 enclosed herewith.

General

1.
We note your response to comment two from our letter of January 3, 2007, your amended and restated certificate of incorporation filed with this amendment wherein the obligation to provide conversion is "subject to the availability of lawful funds therefore." Explain this statement and the reason for inclusion in the certificate of incorporation. Explain those circumstances where conversion would not be available due to the lack of available funds. It would appear that you have the discretion to structure a transaction in which no stockholders may elect conversion. If true, each time you mention conversion rights in the prospectus, please disclose that stockholders may not be able to elect conversion. Add disclosure to the cover page. Additionally, please provide a detailed risk factor discussing how this aspect of your offering is different from the traditional SPAC structure and the resultant risks presented to the company and its stockholders.

The addition to our Amended and Restated Certificate of Incorporation of the phrase “subject to the availability of lawful funds therefor” was made because as a technical matter under Delaware law holders may not exercise their conversion rights unless sufficient funds are available to the Company to make such payments. Given the fact that funds sufficient to satisfy any conversion rights will be held in the trust account pending the initial business combination, however, such a limitation will not have any practical effect. We have disclosed the fact that the funds in the trust account could be depleted by third party claims and that the founding stockholder has agreed to indemnify the trust account against certain of such claims. In addition, in response to comment 21 we have added additional disclosure to clarify when the indemnity will not apply. In response to the Staff’s comment, we have revised the Amended and Restated Certificate of Incorporation and the disclosure in the Registration Statement to clarify that we have no discretion to structure a transaction in which stockholders holding less than 20% of the common stock issued in the initial public offering (minus one share) do not have the opportunity to elect conversion. Please see, for example, page 68.

2.	We reissue comment three from our letter of January 3, 2007. We note your response that “no person or entity affiliated, related or otherwise connected, working for (directly or indirectly) or on behalf of GSC Group has undertaken any action in order to identify, locate or contact a potential target business.”

Please provide detailed disclosure regarding your view that no person or entity affiliated, related or otherwise connected, working for (directly or indirectly) or on behalf of GSC Group has undertaken any action in order to identify, locate or contact a potential target business” in light of the business activities carried out by the GSC Group, including, but not limited to the fact that you disclose “GSC Group’s over 70 investment professionals will be available to us in connection with sourcing an acquisition for us.”

Affirmatively disclose all actions, direct or indirect, undertaken by all persons and entities affiliated, related, otherwise connected, working for (directly and indirectly) or on behalf of the GSC Group and all persons and entities affiliated, related, otherwise connected, working for (directly and indirectly) the three individuals you have added as directors since the time of your initial filing in order to identify or locate any suitable acquisition candidate, to conduct any research or take any measures, directly or indirectly, to locate or contact a target business. We may have further comment.

Additionally, in light of the fact that you will not rule out an acquisition in which GSC Group has a financial interest, please provide affirmative disclosure identifying every entity in which GSC Group has a financial interest and every entity in which each of the three directors you have added since the time of your initial filing has an interest and undertake the obligation to update your Form S-1 every time such interests change and such financial interest would not specifically exclude the transaction pursuant to Article 6 Paragraph F of the Certificate of Incorporation. We may have further comment.

The Company and GSC Group are very focused on ensuring that no action be taken to identify, locate or contact a potential target business until after consummation of the initial public offering and have taken various steps to ensure that no person or entity affiliated, related or otherwise connected, working for (directly or indirectly) or on behalf of GSC Group or the three individuals who were added as directors has undertaken any such action or conducted any research. For example, on November 27, 2006, David L. Goret, General Counsel for GSC Group, Inc., sent a memo to all employees of GSC Group (including the 70 investment professionals that will be available to the Company in connection with sourcing an acquisition) stating that: “GSC Acquisition Company was formed to undertake a business combination with the proceeds of the IPO. We have disclosed in the registration statement that we do not have any specific initial business combination under consideration and have not, nor has anyone on our behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to such a transaction. If we were considering a specific target or contacted or engaged in discussions with such potential target with respect to a business combination, we would need to revise the registration statement to disclose such activities and provide extensive information regarding such target, comprising our efforts with respect to such target. Accordingly, until the completion of the IPO, we should refrain from identifying, contacting or attempting to identify or contact, either directly or through any agents or representatives, specific targets for such initial business combination.” The three individuals who were added as directors have also agreed to comply with this prohibition.

In response to the Staff’s comment five, we have revised the Registration Statement to disclose management’s decision to rule out as potential targets all entities in which any of our officers, directors or GSC Group or its affiliates has a financial interest. This exclusion will not include an entity where a collateralized debt obligation fund managed by GSC Group has an interest that is limited solely to the ownership of debt securities that are not in default (as defined in the document or documents governing such debt securities).

In light of the fact that these entities would number in excess of 450 and that neither such group of entities nor any particular entity within such group has been or is currently considered or identified as a potential target, we respectfully submit that disclosure of the names of all such entities is unnecessary and may in fact be misleading as such disclosure could imply that a particular entity within such group is a potential target under consideration, that GSC Group has evaluated a particular entity within such group as a potential target business or that there are in excess of 450 potential targets available to the Company. In addition, we also do not believe that listing the names of such entities would be material to investors as absent information about our assessment of such entities’ business and financial condition and prospects as a possible business target, which does not exist, the names alone will provide little information to investors.

As discussed with the Staff, however, we have revised the disclosure to more clearly identify the group of entities in which GSC Group has a financial interest that are not excluded from consideration, expanded the risk factor regarding potential conflicts of interest and explained why management has determined not to exclude such entities from consideration. Please see, for example, pages 3 and 22. In addition, in response to the Staff’s comment we have revised the Amended and Restated Certificate of Incorporation and the disclosure in the registration statement to clarify that entities in which our directors have a financial interest are excluded from consideration as potential target businesses.

3.
We note the reference to increasing or decreasing the size of the offering. Please confirm your understanding that a pre-effective amendment will be filed if the size of the offering is changed prior to the effectiveness of the registration statement and that Rule 424(b) would not be available for such changes known prior to the effectiveness of the registration statement.

We confirm our understanding that a pre-effective amendment will be filed if the size of the offering is changed prior to the effectiveness of the registration statement and that Rule 424(b) will not be available for such changes known prior to the effectiveness of the registration statement.

Summary, page 1

4.	We note the disclosure that you have not contacted any prospective target business. Clarify whether you have been contacted, directly or indirectly, by anyone regarding a potential target business.

Management has received several unsolicited inquiries regarding potential target businesses following the filing of the registration statement. Management has not responded to these inquiries and does not intend to respond to any such inquiries.

5.
We reissue comment seven from our letter of January 3, 2007. We note your response, particularly that you “believe that any other initial business combinations in which GSC Group has a financial interest would not present significant conflicts of interest as such financial interest would not be material to GSC Group.” We note that it is the materiality to GSC Acquisition Company and its public stockholders, not the materiality to the GSC Group that would appear to be at issue. Please include the portion of your response related to the excerpt quoted above and, additionally, disclose why you believe the materiality to the GSC Group, and not GSC Acquisition Company, is the threshold to consider when selecting a business combination.

We agree with the Staff that it is the materiality of the conflict of interest in the eyes of the Company and its shareholders that should be considered when selecting an initial business combination and will ultimately determine whether shareholders vote in favor of such a combination. We have revised the Registration Statement to disclose management’s decision to rule out as potential targets all entities in which any of our officers, directors or GSC Group or its affiliates has a financial interest. This exclusion will not include an entity where a collateralized debt obligation fund managed by GSC Group has an interest that is limited solely to the ownership of debt securities that are not in default (as defined in the document or documents governing such debt securities). Management of the Company has decided not to exclude potential business combinations with such entities, as they believe it is in the best interests of the shareholders of the Company to give the Company as much flexibility as possible in locating potential target businesses. Given that the number of such entities exceeds 450 and the fact that such financial interest would be disclosed in the proxy statement delivered to shareholders in connection with the vote required for such a proposed business combination, management believes that the ability of the Company to consider such entities as potential targets will increase the likelihood of locating a target that is suitable for presentation to shareholders and will ultimately benefit shareholders. In response to the Staff’s comment we have also added disclosure that highlights that such pool of entities could be a potential source of target businesses and, that as a result, the Company may have a higher likelihood of pursuing an acquisition that presents potential conflicts than other blank check companies with similar business plans. We have also highlighted that our Chairman, Chief Executive Officer and President, as well as a substantial number of the 70 investment professionals of GSC Group available to us, have an ownership interest in GSC Group and consequently have an indirect ownership interest in us and in the collateralized debt obligation funds managed by GSC Group. Such interest could influence the decisions of our Chairman and executive officers with respect to the choice of the target, and that absent such interest, a different target would be presented to the public stockholders for their vote. Please see, for example, page 22.

Additionally, with respect to the disclosure added to your amendment, please provide detailed disclosure with respect to how you would define “default.” For example, would it include a technical, yet undeclared default? Would it be limited to situations in which default was determined by a court? Please affirmatively disclose at the beginning of your summary section why your board has determined not to rule out an initial business combination with any entity in which any person or entity affiliated, connected, or related to The GSC Group has a financial interest and the resultant conflicts of interest. We may have further comment.

We have revised the Registration Statement in response to the Staff’s comment. We have revised the document to clarify that our definition of default (as such term is defined in the governing documents of the relevant debt instrument) would include a technical yet undeclared default of which the lenders are aware. Please see, for example, page 3.

6.
We note your response to comment eight from our letter of January 3, 2007. Since you have determined not to rule out an initial business combination with any entity in which any person or entity affiliated, connected, or related to The GSC Group has a financial interest, please provide affirmative disclosure with respect to each business entity that the GSC Group operates through, including the “large number of investment funds” referenced in your response that would not be excluded as a target business, and undertake the obligation to update your Form S-l every time such interests change prior to effectiveness. We may have further comment.

The Company respectfully submits that all of the business entities that the GSC Group operates through including the “large number of investment funds” would be excluded from consideration as a target business and as a result no further disclosure is required.

7.
Given the disclosure that the company has not taken any actions to identify potential target businesses, the statement that the company believes “we will be able to identify a diverse array of attractive business combination opportunities that will create value for our shareholders” should be removed.

We have revised the Registration Statement in response to the Staff’s comment by removing this sentence. Please see for example, page 1.

8.
We note that the investment professionals of GSC Group will be available in finding an acquisition. Clarify whether any specific target businesses or information relating to specific target businesses that is known by these or any other affiliates, may be used after completion of the IPO. We may have further comment.

In accordance with the memorandum distributed by Mr. Goret referred to in our response to comment two above, there has been no discussion of potential target businesses among employees at GSC Group. As a result, it is unknown what, if any, information is known by GSC Group’s investment professionals regarding a specific potential target business.

9.
Please remove overly promotional statements, such as statements that imply GSC Group will be able to add value to this company since it has “added value to its portfolio companies,” etc., throughout the prospectus.

We have revised the Registration Statement in response to the Staff’s comment. Please see for example, page 2.

10.
We note your response to comment nine from our letter of January 3, 2007. Please include the identity of all such control or shared-control situations, along with your definition of such, that would not be excluded as a target business and undertake the obligation to update your Form S-1 every time such interests change prior to effectiveness. Additionally, in light of your control of such entities, affirmatively disclose whether you are aware of any potential opportunities regarding an initial business combination any of the identified entities. We may have further comment.

All entities in which GSC Group currently has a control or shared control relationship would be excluded from consideration as a potential target business. As a result, we respectfully submit that no further disclosure is required.

11.
We note your response to comment 10 from our letter of January 3, 2007. We again note your reference to “the limited financial interest GSC Group could have in a target company” as also touched upon in your response to comment seven. Accordingly, the

Staff again notes that it is the materiality to GSC Acquisition Company and its public stockholders, not the materiality to the GSC Group, that would appear to be at issue. Please include your response as disclosure and clarify the basis for your belief. Additionally, please explain why you believe such investment professionals, as well as any of the 70 other employees of the GSC Group, would be motivated to locate a target for you if they are not to receive compensation from the Company.

We have revised the Registration Statement in response to the Staff’s comments, see, for example, page 51. We believe that employees of GSC Group will be motivated to locate a target for us because substantially all employees of GSC Group own stock or options of GSC Group Inc., the ultimate parent of our founding stockholder. We have added similar disclosure to the Registration Statement and expanded the discussion of conflicts of interest on page 22 in response to the Staff’s comment.

12.
We note that one criteria used to determine the target business to acquire is based upon the ability to add value because middle market companies often lack the depth of expertise across non-core functional areas. However, this is inconsistent with the criteria that you will target businesses with experienced management teams with a proven track record, Please reconcile or advise.

We respectfully submit that the ability of GSC Group to add value to non-core functional areas is not an indication of lack of experience or success of potential target management teams. Management teams with proven track records can benefit from additional expertise in non-core functional areas such as mergers and acquisitions, financings, obtaining insurance, relocating manufacturing facilities and purchasing, for example. We respectfully submit that GSC Group’s ability to add value to a company through its expertise is not mutually exclusive of, or inconsistent with, significant levels of experience and success of a potential target’s management team.

13.
We note your response to comment 11 from our letter of January 3, 2007 and the Form of Right of First Review Agreement filed as Exhibit 10.7. Please reconcile your disclosure that states you have already entered into the agreement or file the dated and executed agreement.

We intend to enter into the Right of First Review Agreement prior to commencement of the offering and will file the executed agreement with the Commission at that time.

14.
We note that the business opportunity right of first review agreement appears to commence this right upon the effectiveness of the registration statement. Clarify whether any business opportunities known by GSC Group or its affiliated companies prior to the effectiveness of the registration statement would be required to be presented to GSC Acquisition immediately after the effectiveness of this registration statement. We may have further comment.

In response to the Staff’s comment, we have clarified the disclosure and amended the Right of First Review Agreement to provide that it applies to all business opportunities that GSC Group first becomes aware of after effectiveness of the Registration Statement. Please see, for example, page 3.

The Offering, page 4

15.
We note your response to comment 12 from our letter of January 3, 2007. Please disclose the reason(s) why you will not file your Amended and Restated Certificate of Incorporation until “immediately prior to the consummation of the offering.” Affirmatively disclose whether you may amend the Certificate of Incorporation in any manner from the form filed as Exhibit 3.3 to Amendment 1 of your Form S-1 prior to effectiveness. If so, confirm your understanding that an amendment to the registration statement will be filed if the certificate of incorporation is amended beyond what has been filed as exhibit 3.3.

In response to the Staff’s comment we have revised the disclosure to provide that we will file the Amended and Restated Certificate of Incorporation upon commencement of the offering. This will ensure that all comments of the Staff are appropriately incorporated prior to filing and avoid multiple amendments. The version ultimately filed with the Secretary of State of Delaware will also be filed as an Exhibit to the Registration Statement prior to effectiveness. A copy of the current draft of the Amended and Restated Certificate of incorporation, marked against the version filed with Amendment No. 1, is provided supplementally to the Staff with this filing.

Transfer Restrictions, page 7

16.
We reissue comment 14 from our letter of January 3, 2007. Please disclose the specific statutory basis for the transfers disclosed. Additionally, please reconcile with the disclosure currently found in Item 15 that your founding stockholder purchased such shares “not with a view to or for sale in connection with any distribution.” File the purchase agreements as exhibits to your registration statement with your next amendment.

We have revised the Registration Statement in response to the Staff’s comment and have included the purchase agreements as exhibits to the Registration Statement. The sales by our founding stockholder to our directors were made in reliance on the so-called 4(1½) exemption applying some of the criteria for sales under both Section 4(1) and Section 4(2) of the Securities Act of 1933. The sales by our founding stockholder were private sales to our outside directors, who are sophisticated buyers. There were no offers or sales to any other individuals and there was no general solicitation. Our founding stockholder is neither the issuer nor a dealer. In order to rely on Section 4(1), the question then is whether our founding stockholder is an “underwriter”, which is defined in Section 2(11) to include any person who has purchased from an issuer (or an affiliate of the issuer) with a view to participating or actually participating in “the distribution of any security.” The term “distribution” in Section 2(a)(11) is not defined but is generally equated with the phrase “public offering.” In an effort to ensure that the sales were made in private transactions, the purchase agreements imposed transfer restrictions on the securities, and the buyers provided written representations that indicated they were acquiring the securities for their own account for investment and not with a view towards, or for resale in connection with, any public sale or distribution. In addition, the purchasers represented that they are accredited investors, as defined in Rule 501, supporting the conclusion that they are capable of holding the securities for investment.

Risk Factors. page 18

17.
We reissue comment 22 from our letter of January 3, 2007. In light of the potential for conflicts noted throughout this comment letter and the activities carried out by the GSC Group as well as the three directors you have added since the time of your initial filing, please relocate the last risk factor on page 21 to the first position your risk factors section and discuss the potential for risks inherent in your choice of initial business combination.

We have revised the risk factor in response to the Staff’s comment and moved the risk factor closer to the beginning of the “Risk Factor” section of the prospectus. We respectfully submit that while an important risk to highlight to investors, it should not receive more prominence than risks related to our ability to locate a suitable target business as it is unknown at this time whether any such entities would be a suitable target business.

18.	Provide clear disclosure in the risk factor subheading and narrative on page 19 discussing the warrants, that they may expire worthless.

We have revised the Registration Statement in response to the Staff’s comment. Please see page 21.

19.
Please disclose all steps the company has taken to confirm that the founding shareholder has funds sufficient to satisfy its obligations with respect to ensuring the trust account is not depleted by claims against the trust and with respect to its agreement to purchase 4 million warrants concurrent with the closing of the offering.

The founding stockholder has represented to the Company that it is an accredited investor and that it has sufficient funds available to it to satisfy its obligations to indemnify the Company in connection with certain claims that deplete the trust account, which we have disclosed in the Registration Statement. The purchase of the 4 million warrants by the founding stockholder will be specified as a condition to completion of the offering in the Underwriting Agreement. As a result, the Units will not be purchased by the Underwriters and sold to the public unless the founding stockholder has purchased the 4 million warrants and as a result the founding stockholder’s ability to purchase the warrants will be known prior to the purchase of the public units by the underwriters.

20.
In addition, clarify whether the concurrent private placement of the 4 million warrants means the warrants will be purchased prior to the signing of the underwriting agreement or whether this will be a condition to the completion of the offering after the signing of the agreement.

As discussed in our response to comment 19, we have clarified the disclosure to provide that the concurrent private placement of the 4 million warrants will be a condition to completion of the offering pursuant to the Underwriting Agreement. Please see for example, page 4.

21.
Clarify whether the indemnification by the founding shareholder would cover situations where the waiver is not found to be valid. Provide clear disclosure as to any and all limitations on the indemnification. We note that you refer to “vendors” or a target business. Clarify whether there are claims that would not fall within this category.

We have revised the disclosure to clarify that the indemnity will not apply if a waiver is found not to be valid and enforceable. Claimants against the trust account other than vendors or target businesses could be shareholders of the Company and other claimants that are not parties in contract with the Company who file a claim for damages against the Company. We have added disclosure to the Registration Statement to clarify that there may be claims from parties other than vendors or target businesses that would not be covered by the indemnity. Please see, for example, page 24.

22.
We note your removal of the risk factor discussing competition from other blank check companies “with a business plan similar” to yours. We also note your response to comment 23 from our letter of January 3, 2007 that you have done so “to clarify who [you] believe [y]our true competitors are.” However, it appears that you are organized with a greater potential for conflicts than the traditional SPAC. Accordingly, we reissue. Please include a risk factor to discuss the number of blank check companies that possess a similar operational structure and a similar degree of potential conflicts that you do. Please include such risk factor immediately behind the one requested to be moved in comment 17, above. In this risk factor provide clear disclosure of the number of SPACS currently seeking a target business, the number currently in registration and the number of companies that have or are in the process of dissolving and liquidating.

The Registration Statement has been revised in response to the Staff’s comment. We respectfully submit that the risk discussed is not one of the greatest risks to the Company and have positioned the risk factor to reflect our assessment of the relative risk. Please see page 27.

23.	Clearly disclose in the risk factor on page 21 discussing affiliated entities, all affiliated entities that would not be excluded from consideration as a potential target business.

Please see our response to comment two. In addition, we respectfully submit that all affiliates of GSC Group are excluded from consideration as a potential target business.

24.	Add a risk factor discussing the ability to obtain funding for the dissolution and liquidation of the company from the interest on the trust.

The Registration Statement has been revised in response to the Staff’s comment. Please see page 31.

25.
We note the risk factor on page 25 that some of your officers and directors may resign upon consummation of the business combination. If any of the officers and directors may remain following a business combination, provide clear risk factor disclosure and specifically name those individuals that may remain. State the potential conflicts of interest that may arise, such as through compensation or consulting arrangements that would be entered into at the same time as the business combination agreement and the influence this may have on determining which transaction to complete.

Following consummation of the initial business combination, it is anticipated that Mr. Frank and Mr. Kaufman will resign as officers of the Company. It is possible, however, that all or some of the directors may remain as directors. We have revised the Registration Statement in response to the Staff’s comments, see, for example, page 29.

26.
We reissue comment 24 from our letter of January 3, 2007. In the second full risk factor on page 28, please discuss how you view this to be a risk with respect to the acquisition of entities that are connected to the Company’s officers, directors, or the GSC Group or in which any of the Company’s officers, directors, or the GSC Group has a financial interest. We note your response that “even if we were to pursue an initial business combination in which we had a financial interest, we do not expect that we would have increased access to information for purposes of conducting due diligence given the limited connections we would likely have with such a target.” Please include the company’s beliefs with respect to potential business combinations in which any of the Company’s officers, directors, or the GSC Group has a financial interest.

We have revised the Registration Statement in response to the Staff’s comments. Please see page 32.

Use of Proceeds, page 34

27.
You disclose in a footnote that the use of proceeds are estimates only and that actual expenditures may differ substantially. Please note that while you may reserve the right to change the use of proceeds, such reservation must be due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K.

We have revised the Registration Statement in response to the Staff’s comment. Please see page 39.

Proposed Business, page 46

28.
We note that you expect to acquire a majority interest in the target but that you may acquire a minority interest. Provide clear disclosure throughout the prospectus that you may acquire a minority interest and discuss the resultant risks to the company. Clarify how you plan to avoid falling within the Investment Company Act of 1940 if you may only acquire a minority interest. Add a separate risk factor relating to this matter. We may have further comment.

In response to the Staff’s comments we have deleted references to the acquisition of minority interests and made clear that the Company will not acquire a minority interest. Please see, for example, page 3.

29.
Clarify whether you have taken any affirmative steps in the search for a target business. This would include any notifications of contacts that a pool of capital is being raised in this offering with the intent to search for a target business after the completion of the IPO.

No affirmative steps have been taken in the search for a target business. In particular, while management has received some unsolicited inquiries following the filing of the registration statement, neither the Company nor GSC Group has notified any contacts that a pool of capital is being raised in this offering with the intent to search for a target business after the completion of the IPO.

Financial Statements
General

30.
We reviewed your response to our prior comment 27 from our letter of January 3, 2007. Your response indicates that you have no commitment related to underwriter fees and discounts to be paid in conjunction with the proposed offering. Considering your financial statements include the details of the proposed offering, it is apparent that you should also disclose the related commitment to Citigroup Global Markets and/or any other underwriter to provide complete disclosure of the offering. Please revise. Further, please file a copy of your underwriting agreement. We may have further comments.

We have revised the disclosure in response to the Staff’s comment. Please see page F-9. We will file the form of our Underwriting Agreement as an Exhibit in a subsequent filing.

Report of Independent Registered Public Accounting Firm, F-2

31.
Please advise your independent accountant to revise their report to include the appropriate city and state from which the report was issued consistent with the guidance of Rule 2-02(a) of Regulation S-X.

The independent accountants have revised their report in response to the Staff’s comment. Please see page F-2.

Recent Sale of Unregistered Securities

32.	Add disclosure regarding the sale from the founding shareholder to the three directors. Disclose the exemption relied upon and the facts supporting reliance upon the exemption.

We have revised the Registration Statement in response to the Staff’s comment. Please see, for example, page II-2.

We are grateful for you assistance in this matter. Please do not hesitate to call me at 212-450-4135 with any questions you may have with respect to the foregoing.

Very truly yours, /s/ Deanna Kirkpatrick Deanna Kirkpatrick

cc w/o encl.:

Alfred C. Eckert III
GSC Acquisition Company

Ann Chamberlain, Esq.
Bingham McCutchen